Press Release

Tailwind Financial Inc. Receives Notice from NYSE Alternext US and Announces Plan to Hold Stockholders Meeting

TORONTO and NEW YORK, NY—February 13, 2009 -- Tailwind Financial Inc. (NYSE Alternext US: TNF, TNF.U, TNF.WS) (“Tailwind” or the “Company”), a special purpose acquisition company, today announced that it intends to submit a plan to the NYSE Alternext US LLC (the “Exchange”) to hold an election of directors at the special meeting of stockholders that will be held in April to approve matters relating to the proposed transaction with Allen-Vanguard Corporation announced in January.  This plan has been requested by the Exchange in conjunction with the Exchange’s listing standards.

On February 10, 2009, the Company received a notice from the Exchange indicating that the Company was not in compliance with Section 704 of the NYSE Alternext US LLC Company Guide (the “Company Guide”), because it did not hold an annual meeting of its stockholders during 2008.  In order to maintain its Exchange listing, the Company must submit a plan of compliance by March 10, 2009 advising the Exchange of action it has taken, or will take, that would bring it into compliance with Section 704 of the Company Guide by August 11, 2009.  The Corporate Compliance Department of the Exchange will evaluate the plan and make a determination as to whether the Company has made a reasonable demonstration in the plan of an ability to regain compliance with the continued listing standards by August 11, 2009, in which case the plan will be accepted.  If the plan is accepted, the Company may be able to continue its listing during the plan period up to August 11, 2009, during which time it will be subject to periodic review to determine whether it is making progress consistent with the plan.  If the Company does not submit a plan, if the Company submits a plan that is not accepted or if the plan is accepted but the Company is not in compliance with the continued listing standards at the conclusion of the plan period or does not make progress consistent with the plan during the plan period, the Company may become subject to delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

About Tailwind  Financial

Tailwind was incorporated in Delaware on June 30, 2006 as a special purpose acquisition company whose objective is to acquire, through a purchase, asset acquisition, or other business combination, one or more operating businesses. Tailwind completed its initial public offering on April 17, 2007 raising proceeds of US $100 million which is held in trust.  All of the funds held in Tailwind’s trust account are invested in the JPMorgan 100% U.S. Treasury Securities Money Market Fund.

To learn more about Tailwind Financial Inc. (NYSE Alternext US: TNF, TNF.U, TNF.WS) please visit www.tailwindfc.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting Tailwind, the ability of Tailwind to satisfy the conditions to completion of the business combination and those other risks and uncertainties detailed in Tailwind’s filings with the Securities and Exchange Commission.

Contact:

Tailwind Financial Inc.
Andrew A. McKay
Chief Executive Officer
Tailwind Financial, Inc.
181 Bay Street, Suite 2040
Toronto, Ontario, M5J 2T3
(416) 601-2422
(416) 601-2423 (FAX)
Email: amckay@tailwindfc.com